UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934*

Frontline Ltd.
(Name of Issuer)

Ordinary Shares, par value $1.00 per share
(Title of Class of Securities)

G3682E127
(CUSIP Number)

Ship Finance International Limited Par-la-Ville Place, 4th Floor 14 Par-la-Ville Road, Hamilton HM 08 Bermuda +1(44)12984348
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G3682E127

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ship Finance International Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

*55,000,000

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

*55,000,000

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*55,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.7%

14.	TYPE OF REPORTING PERSON

CO

* Ship Finance International Limited ("Ship Finance") received the 55,000,000 ordinary shares of Frontline Ltd. (the "Issuer"), par value $1.00 per share, as compensation pursuant to the Agreement (as defined below).
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CUSIP NO. G3682E127

Item 1.  Security and Issuer

The class of equity security to which this statement relates is the Ordinary Shares, par value $1.00 per share (the "Ordinary Shares") of Frontline Ltd., a company incorporated in Bermuda (the "Issuer"). The address of the principal executive office of the Issuer is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Item 2.  Identity and Background

(a),(f)	The person filing this statement is Ship Finance International Limited, a company incorporated in Bermuda ("Ship Finance").

(b)	The address of the principal place of business of Ship Finance is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

(c)	The principal business of Ship Finance is acting as a maritime vessel owning and investment company.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Ship Finance is set forth below. If no business address is given, the director's or executive officer's address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Hans Petter Aas	Director
Mr. Aas is a citizen of Norway and his principal business address is c/o Ship Finance Management A/S, Bryggegata 3, 0250 Oslo, Norway. Mr. Aas is also a director of Deep Sea Supply Plc., Golden Ocean Group Limited, Seadrill Limited, Knutsen Offshore Tankers ASA, Knutsen NYK Offshore Partners, Solvang ASA and Gearbulk Holding Limited.

Harald Thorstein	Director
Mr. Thorstein is a citizen of Norway and his principal business address is 15 Sloan Square, London SW1W 8ER, United Kingdom.  Mr. Thorstein is currently employed by Frontline Corporate Services. Mr. Thorstein is also a director of Seadrill Partners LLC, Golden Ocean Group Limited, Frontline 2012, and Chairman of the Board of Directors of Deep Sea Supply Plc.

Cecile A. Fredriksen	Director	Ms. Fredriksen is a citizen of Norway. She is also currently employed by Frontline Corporate Services.

Kate Blankenship	Director
Ms. Blankenship is a citizen of the United Kingdom.  Ms. Blankenship also serves as a Director of Seadrill Limited, Seadrill Partners LLC, Golar LNG Partners, Golar LNG Limited, Archer Limited, Frontline Ltd., Golden Ocean Group Limited, Independent Tankers Corporation Limited and North Atlantic Drilling Limited ("NADL").

Paul Leand Jr.	Director
Mr. Leand is a citizen of the United States of America.  Mr. Leand's principal business address is c/o AMA Capital Partners, 405 Lexington Avenue, 67th Floor, New York, NY 10174.  Mr. Leand is the Chief Executive Officer and Director of AMA Capital Partners LLC, an investment bank specializing in the maritime industry.  Mr. Leand is also a director of Seadrill Limited and NADL.

Bert Bekker	Director
Mr. Bekker is a citizen of the Netherlands.  Mr. Bekker's principal business address is Ameroever 54, 4926ED Lage Zwaluwe, the Netherlands.  Mr. Bekker also serves as a director of Wilh. Wilhelmsen Netherlands B.V., part of the Wilh. Wilhelmsen ASA Group and Seadrill Limited.

Ole Hjertaker	Chief Executive Officer of Ship Finance Management AS and Principal Executive Officer of Ship Finance	Mr. Hjertaker is a citizen of Norway.

Harald Gurvin	Chief Financial Officer of Ship Finance Management AS and Principal Financial Officer of Ship Finance	Mr. Gurvin is a citizen of Norway.

Georgina E. Sousa	Director & Secretary	Ms. Sousa is a citizen of the United Kingdom. She also serves as a Director of Frontline Ltd., Frontline 2012 Ltd. and Golden Ocean Group Limited.

Claire M.E. Burnard	Assistant Secretary	Ms. Burnard is a citizen of the British Overseas Territories.

Colleen E. Simmons	Assistant Secretary	Ms. Simmons is a citizen of the British Overseas Territories.

(d),(e)	Neither Ship Finance, nor any manager or executive officer of Ship Finance, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3

Item 3.  Source and Amount of Funds or Other Consideration

On May 29, 2014, the Issuer, Ship Finance and others entered into a definitive heads of agreement (the "Agreement") to amend the terms of the long term charter agreements between Ship Finance, the Issuer and companies related to Ship Finance and the Issuer. The Agreement was approved by the board of directors of the Issuer (the "Board") at a Board meeting held on May 27, 2015 and the 55,000,000 Ordinary Shares were issued to Ship Finance as consideration on June 8, 2015.

The Issuer has agreed to register the new shares for resale with the US Securities and Exchange Commission. The new shares will be eligible for listing and trading on the Oslo Stock Exchange upon approval of a listing prospectus by the Norwegian Financial Supervisory Authority.

Item 4.  Purpose of Transaction

The information contained in Item 3 is incorporated by reference.

Ship Finance, at any time and from time to time, may acquire additional Ordinary Shares or dispose of any or all of the Ordinary Shares it owns depending upon an ongoing evaluation of the investment in the Ordinary Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Ship Finance has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D.  Ship Finance may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

(a)-(d)	As of the date hereof, Ship Finance may be deemed to be the beneficial owner of 55,000,000 Ordinary Shares of the Issuer, constituting 27.7% of the outstanding Ordinary Shares, based upon 198,375,854 Ordinary Shares outstanding. Ship Finance has the sole power to vote or direct the vote of 55,000,000 Ordinary Shares and the shared power to vote or direct the vote of 0 Ordinary Shares. Ship Finance has the sole power to dispose or direct the disposition of 55,000,000 Ordinary Shares and the shared power to dispose or direct the disposition of 0 Ordinary Shares. The 55,000,000 Ordinary Shares beneficially owned by Ship Finance were received from the Issuer as consideration pursuant to the Agreement, which was a privately-negotiated transaction.

Other than the transactions described in Item 3 above, there have been no transactions by Ship Finance in the Ordinary Shares during the past 60 days.

(e)	N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 above is incorporated by reference in its entirety in this Item 6.

Item 7.  Material to be Filed as Exhibits

Exhibit A:  Heads of Agreement

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2015
(Date)

Ship Finance International Limited

By:	/s/ Harald Gurvin
Name: Title:	Harald Gurvin Principal Financial Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
5

Exhibit A

HEADS OF AGREEMENT
This heads of agreement (the "Agreement") is made on 29 May 2015 between:
(1)	SHIP FINANCE INTERNATIONAL LIMITED ("SFIL");
(2)	FRONTLINE LTD ("FRONTLINE");
(3)	THE VESSEL OWNING SUBSIDIARIES LISTED IN SCHEDULE A, PART I HERETO (the "FSL Owners");
(4)	THE VESSEL OWNING SUBSIDIARIES LISTED IN SCHEDULE A, PART II HERETO (the "FSL II Owners" and together with the FSL Owners, the "Owners");
(5)	FRONTLINE SHIPPING LIMITED ("FSL");
(6)	FRONTLINE SHIPPING II LIMITED ("FSL II", and, together with FSL, the "Charterers"); and
(7)	FRONTLINE MANAGEMENT (BERMUDA) LTD. (the "Manager"); together referred to as the "Parties" or individually a "Party".
1.	BACKGROUND
1.1	The Owners are (directly or indirectly) wholly owned subsidiaries of SFIL.
1.2	The Charterers are wholly owned subsidiaries of Frontline.
1.3	The FSL Owners are the owners of the vessels listed in Schedule A, Part I (the "FSL Vessels").
1.4	The FSL II Owners are the owners of the vessels listed in Schedule A, Part II (the "FSL II Vessels", and together with the FSL Vessels, the "Vessels").
1.5	The FSL Vessels are chartered to FSL under the terms of separate time charter parties between FSL and each FSL Owner (the "FSL Charters").
1.6	The FSL II Vessels are chartered to FSL II under the terms of separate time charter parties between FSL II and each FSL II Owner (the "FSL II Charters", and together with the FSL Charters, the "Charters").
1.7	SFIL, the FSL Owners, Frontline and FSL are parties to a charter ancillary agreement dated 1 January 2004 as amended by an addendum no. 1 thereto dated 15 June 2004, an addendum no. 2 thereto dated 3 February 2005, an addendum no. 3 thereto dated 4 April 2005, an addendum no. 4 thereto dated 9 March 2006, an addendum no. 5 thereto dated 21 August 2007, an addendum no. 6 thereto dated 22 March 2010 and an addendum no. 7 thereto dated 22 December 2011 (the "FSL Charter Ancillary Agreement") with respect to, among other things, the payment by FSL to SFIL (on behalf of the FSL Owners) of certain profit sharing bonus amounts, off hire arrangements and certain collateral arrangements with respect to FSL's obligations under the SFL Charters and related agreements.
1.8	SFIL, the FSL II Owners, Frontline and FSL II are parties to a charter ancillary agreement dated 20th June, 2005 as amended by an addendum no. 1 dated

21st August, 2007, an addendum no. 2 thereto dated 25th March, 2010 and an addendum no. 3 thereto dated 22 December 2011 (the "FSL II Charter Ancillary Agreement", and together with the FSL Charter Ancillary Agreement, the "Charter Ancillary Agreements") with respect to, among other things, the payment by FSL II to SFIL (on behalf of the FSL II Owners) of certain profit sharing bonus amounts, off hire arrangements and certain collateral arrangements with respect to FSL II's obligations under the SFL II Charters and related agreements.
1.9	FSL's obligations under the FSL Charters and the FSL Charter Ancillary Agreement are guaranteed by Frontline pursuant to the terms of a performance guarantee in favour of SFIL and the FSL Owners dated 1 January 2004, as amended by an amendment no. 1 thereto dated 3 February 2005, an amendment no. 2 thereto dated 4 April 2005, an amendment no. 3 thereto dated 9 March 2006, an amendment no. 4 thereto dated 22 March 2010 and an amendment no. 5 thereto dated 22 December 2011 (the "FSL Performance Guarantee").
1.10	FSL II's obligations under the FSL II Charters and the FSL II Charter Ancillary Agreement are guaranteed by Frontline pursuant to the terms of a performance guarantee in favour of SFIL and the FSL II Owners dated 16 June 2005 as amended by an addendum no. 1 thereto dated 25 March 2010 and an amendment no. 2 thereto dated 22 December 2011 (the "FSL II Performance Guarantee", and together with the FSL Performance Guarantee, the "Performance Guarantees").
1.11	The Manager (which is a wholly owned subsidiary of Frontline) is party to separate management agreements with each of the Owners, under which the Manager provides to each Owner technical and operational management services with respect to its Vessel (the "Management Agreements").
1.12	The FSL II Vessels are financed under a USD 166,807,062 Term Loan and Revolving Credit Facilities Agreement dated 7 July 2011 as amended by an amendment no. 1 dated 22 December 2011 and an amendment no. 2 dated 2 July 2014 (the "Existing Facility Agreement").
1.13	The Parties have agreed to amend the Charters, the Charter Ancillary Agreements, the Performance Guarantees and the Management Agreements (collectively, the "Transaction Documents") as set out in this Agreement.
2.	CHARTER HIRE
2.1	The Charters shall be amended to reflect that the rate of hire payable per Vessel per day (the "Base Rate") shall be:
(i)	USD 20,000 for VLCC tanker vessels (between 200,000 and 320,000 dwt); and
(ii)	USD 15,000 for Suezmax tanker vessels (between 120,000 and 200,000 dwt).
3.	MANAGEMENT AGREEMENTS
3.1	The Management Agreements shall be amended to reflect that the fixed compensation payable to the Manager for managing the Vessels both technically and operationally including dry-docking (i.e. what is defined in the Management Agreements as the "Warranted Amounts") shall be USD 9,000 per Vessel per day.

4.	NOVATION OF FSL II CHARTERS
4.1	The FSL II Owners, FSL and FSL II shall enter into a transfer agreement whereby FSL will replace FSL II as charterer under the FSL II Charters.
4.2	Upon novation as set out in clause 4.1, FSL II and Frontline shall be released from its obligations under the FSL II Charters and the FSL II Charter Ancillary Agreement.
5.	PERFORMANCE GUARANTEE
5.1	Upon the effectiveness of the amendment of the Charters as set out in clause 2.1, the amendment of the Management Agreements as set out in clause 3.1, the novation of the FSL II Charters as set out in clause 4.1 and the amendment and restatement of the FSL Charter Ancillary Agreement as set out on clause 6.1 and subject to issuance of FRO shares as set out in 10.1, the Performance Guarantees shall be released and replaced by a performance guarantee whereby Frontline shall guarantee, for the benefit of SFIL and the Owners, the performance of the obligations of the Manager under the Management Agreements (the "New Performance Guarantee").
6.	AMENDMENT AND RESTATEMENT OF THE FSL CHARTER ANCILLARY AGREEMENT
6.1	SFIL, the Owners, Frontline and FSL shall enter into an amendment and restatement agreement in respect of the FSL Charter Ancillary Agreement whereby:
(i)	The FSL II Owners shall accede as "Owners" thereunder; and
(ii)	The terms of the FSL Charter Ancillary Agreement shall be amended and restated (the "Amended and Restated Charter Ancillary Agreement") to reflect the terms of this Agreement, including but not limited to the following:
a.	Following novation of the FSL II Charters, that FSL will be the charterer of all the Vessels;
b.	the profit sharing bonus amounts will be as per clause 7 of this Agreement; and
c.	FSL will be subject to a dividend restriction as set out in clause 8 of this Agreement.
7.	BONUS AMOUNT
7.1	Under the terms of the Amended and Restated Charter Ancillary Agreement, SFIL (on behalf of the Owners) shall be entitled to a bonus amount of 50% of FSL's actual earnings above the Base Rate for the relevant period (the "New Bonus Amount"). The New Bonus Amount shall be calculated quarterly for the Vessels on an aggregate basis, and, if applicable, be payable no later than two (2) months subsequent to the relevant quarter end. The New Bonus Amount for each quarter shall in no event be less than $0. The New Bonus Amount shall replace the Bonus Amount and the Cash Sweep Bonus Amount (both as defined in each of the Charter Ancillary Agreements) with effect from the third quarter of 2015.
7.2	SFIL shall keep the Prepaid Bonus Amount (as defined in each of the Charter Ancillary Agreements) and FSL shall not be entitled to apply the Prepaid Bonus Amount (as defined in each of the Charter Ancillary Agreements) to set off any bonus payments due to SFIL under the Amended and Restated Charter Ancillary Agreement.
7.3	Any Bonus Amount or Cash Sweep Bonus Amount (both as defined in each of the Charter Ancillary Agreements) for the first and second quarter of 2015 shall be calculated in accordance with the respective Charter Ancillary Agreements and shall be payable to SFIL no later than 45 days subsequent to end of the second quarter of 2015.
8.	DIVIDEND RESTRICTION ON FSL
8.1	FSL shall not, without the prior written consent of SFIL and the Owners:
(i)	declare, make or pay any dividend or other distribution to Frontline (or any of its affiliates);
(ii)	repurchase any of its issued shares;
(iii)	redeem, reduce or repay to Frontline (or any of its affiliates) any portion of its share capital; or
(iv)	repay any portion of any shareholder loan.
For the avoidance of doubt, payment of charter hire and/or bonus amounts due to SFIL and/or the Owners under the Charters and/or the Charter Ancillary Agreements (including as amended by this Agreement) shall not be subject to the restriction set out in this clause 8.1.
8.2	Clause 8.1 above does not apply to any of the actions set out in clause 8.1 (i) to (iv), provided in each case that:
(i)	Frontline, FSL and the Manager are in compliance with their respective obligations under the Charters, New Performance Guarantee, the Amended and Restated Charter Ancillary Agreement and the Management Agreements; and
(ii)	FSL can demonstrate that it has Free Cash of minimum USD 2,000,000 per Vessel both prior to and following (a) completion of any of the actions set out in clause 8.1 and (b) payment of the next hire due under the Charters and any accrued New Bonus Amount under the Amended and Restated Charter Ancillary Agreement.
"Free Cash" means cash in hand or on freely available bank deposits.
9.	FINANCING
9.1	The Owners will seek to finance the FSL Vessels and refinance the Existing Facility Agreement by a new loan facility from a syndicate of banks, secured by, inter alia, mortgages over the Vessels, assignment of the Charters, the New Performance Guarantee, the Amended and Restated Charter Ancillary Agreement and the Management Agreements and a guarantee from SFIL (the "New Financing").
9.2	The principal terms and conditions of the Transaction Documents, as amended by this Agreement, shall, if required, be aligned and adjusted in accordance with the New Financing or any other financing obtained by the Owners in respect of the Vessels.
10.	FRONTLINE SHARES

10.1	In consideration of SFIL and the Owners agreeing to release the Performance Guarantees and amend the Transaction Documents as set out in this Agreement, SFIL shall be entitled to a compensation in the form of 55 million newly issued ordinary shares in Frontline of par value USD 1 per share (the "FRO Shares"). The FRO Shares shall, unless otherwise agreed in writing between SFIL and Frontline, be issued concurrently with the signing of amendment agreements to the Transaction Documents reflecting the terms of this Agreement. Frontline undertakes to register the FRO Shares following their issuance and to file any necessary documents with the SEC and Oslo Stock Exchange in order to facilitate, in one or more transactions, a resale by SFIL of the FRO Shares in the market or a distribution of the FRO Shares by SFIL to its shareholders as dividend.
11.	GOVERNING LAW AND DISPUTE RESOLUTION
11.1	This Agreement shall be governed by and construed in accordance with Norwegian law.
11.2	Any dispute arising out of or in connection with this Agreement shall be settled by arbitration in Oslo, Norway in accordance with the provisions of the Norwegian Arbitration Act 2004. The proceedings shall be conducted in the English language.
11.3	The arbitral tribunal shall consist of three arbitrators. The Parties shall, if possible, jointly appoint all three arbitrators. If the Parties cannot agree to a joint appointment of arbitrators within one month following the request for arbitration is being sent, the Party or Parties requesting arbitration shall appoint one arbitrator and the other Party or Parties shall appoint one arbitrator. The two arbitrators shall appoint the third arbitrator who shall be the chairman of the arbitral tribunal. The chairman shall be a Norwegian legal professional. If one Party or group of Parties fails to appoint an arbitrator within one month from being requested to do so, or if a group of Parties cannot within one month agree on who to appoint, or if the two arbitrators cannot within one month from the last appointment agree on who shall be appointed chairman, the Chief Justice of Oslo District Court shall be the appointer.
11.4	The arbitration is deemed to be commenced when request for arbitration is being sent from the Party or Parties requesting arbitration.
11.5	The Parties agree to conclude a separate agreement on confidentiality of both the arbitral proceedings and the award immediately after arbitration has been requested.
***

For
SHIP FINANCE INTERNATIONAL LIMITED

/s/ Harald Gurvin
Name: Harald Gurvin
Title: Attorney-in-Fact

For
FRONTLINE LTD.

/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Attorney-in-Fact

For the FSL Owners
FRONT SPLENDOUR SHIPPING INC.
FRONT GLORY SHIPPING INC.
FRONT ARDENNE INC.
BOLZANO PTE LTD
FRONT BRABANT INC.
GOLDEN SEAWAY CORPORATION
GOLDEN TIDE CORPORATION
FRONT SCILLA INC.
ARIAKE TRANSPORT CORPORATION
FRONT STRATUS INC.
FRONT SAGA INC.
FRONT SERENADE INC.
FRONT FALCON CORP.
HITACHI HULL 4983 LTD.

/s/ Harald Gurvin
Name: Harald Gurvin
Title: Attorney-in-Fact

For the FSL II Owners
SFL FORCE INC.
SFL ENERGY INC.
ULTIMATE SHIPPING LIMITED

/s/ Harald Gurvin
Name: Harald Gurvin
Title: Attorney-in-Fact

For
FRONTLINE SHIPPING LIMITED

/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Attorney-in-Fact

For
FRONTLINE SHIPPING II LIMITED

/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Attorney-in-Fact

For
FRONTLINE MANAGEMENT (BERMUDA) LTD.

/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Attorney-in-Fact

Schedule A - Owners and Vessels
Part I: FSL Owners and Vessels
Owner	Vessel
Front Splendour Shipping Inc.	"Front Splendour"
Front Glory Shipping Inc.	"Front Glory"
Front Ardenne Inc.	"Front Ardenne"
Bolzano Pte Ltd	"Mindanao"
Front Brabant Inc.	"Front Brabant"
Golden Seaway Corporation	"Front Vanguard"
Golden Tide Corporation	"Front Circassia"
Front Scilla Inc.	"Front Scilla"
Ariake Transport Corporation	"Ariake"
Front Stratus Inc.	"Ondina"
Front Saga Inc.	"Front Page"
Front Serenade Inc.	"Front Serenade"
Front Falcon Corp.	"Front Falcon"
Hitachi Hull 4983 Ltd.	"Front Hakata"

Part II: FSL II Owners and Vessels
SFL Force Inc.	"Front Force"
SFL Energy Inc.	"Front Energy"
Ultimate Shipping Limited	"Front Century"